Filed by Atlantic Capital Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Security Group, Inc.

Commission File No.: 000-49747

Date: September 8, 2015

Atlantic Capital Bancshares, Inc. (ACBI)
Investor Presentation
Proprietary & Confidential
September 9, 2015
Atlantic Capital
Bank in the right direction

Forward-Looking Statements Atlantic Capital
This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which Congress passed in an effort to encourage companies to provide information about their anticipated future financial performance. This act protects a company from unwarranted litigation if actual results are different from management expectations. This presentation reflects the current views and estimates of the management of Atlantic Capital and First Security. These forward-looking statements are subject to a number of factors and uncertainties which could cause Atlantic Capital’s, First Security’s or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. Forward-looking statements speak only as of the date they are made and neither Atlantic Capital nor First Security assumes any duty to update forward-looking statements. In addition to factors previously disclosed in First Security’s reports filed with the SEC and those identified elsewhere in this presentation, these forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Atlantic Capital and First Security and between Atlantic Capital Bank and FSGBank, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Atlantic Capital’s and First Security’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Atlantic Capital’s and First Security’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ from those indicated or implied in the forward-looking statements and such differences may be material.
The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Atlantic Capital and First Security may not integrate successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities and cost savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons, including issues arising in connection with integration of the two banks; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (7) Atlantic Capital’s shareholders or First Security’s stockholders may fail to approve the transaction; (8) reputational risks and the reaction of the companies’ customers to the transaction; (9) diversion of management time on merger related issues; (10) changes in asset quality and credit risk; (11) the cost and availability of capital; (12) customer acceptance of the combined company’s products and services; (13) customer borrowing, repayment, investment and deposit practices; (14) the introduction, withdrawal, success and timing of business initiatives; (15) the impact, extent, and timing of technological changes; (16) catastrophic events in our geographic area; (17) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (18) the U.S. legal and regulatory framework, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company; (19) the interest rate environment may compress margins and adversely affect net interest income; (20) competition from other financial services companies in the companies’ markets could adversely affect operations; and (21) Atlantic Capital may not be able to raise sufficient financing to consummate the merger. Additional factors that could cause First Security’s results to differ materially from those described in the forward-looking statements can be found in First Security’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Atlantic Capital, First Security or the proposed merger or other matters and attributable to Atlantic Capital, First Security or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Atlantic Capital and First Security do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.
Proprietary & Confidential

Forward-Looking Statements (Continued) Atlantic Capital
ADDITIONAL INFORMATION ABOUT THE ATLANTIC CAPITAL/FIRST SECURITY MERGER TRANSACTION
This presentation relates to the proposed merger transaction involving Atlantic Capital and First Security. In connection with the proposed merger, Atlantic Capital and First Security have filed a preliminary joint proxy statement/prospectus on Form S-4 and other documents with the Securities and Exchange Commission (the “SEC”). This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ATLANTIC CAPITAL, FIRST SECURITY AND THE PROPOSED MERGER. When available, the joint proxy statement/prospectus will be delivered to shareholders of Atlantic Capital and stockholders of First Security. Investors will also be able to obtain copies of the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Copies of documents filed with the SEC by Atlantic Capital will be available free of charge from Carol Tiarsmith, Executive Vice President and Chief Financial Officer, Atlantic Capital Bancshares, Inc., 3280 Peachtree Road, NE, Suite 1600, Atlanta, Georgia 30305, telephone: (404) 995-6050. Documents filed with the SEC by First Security will be available free of charge from First Security by contacting John R. Haddock, Executive Vice President and Chief Financial Officer, First Security Group, Inc., 531 Broad Street, Chattanooga, Tennessee, telephone: (423) 308-2075.
Atlantic Capital, First Security and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Atlantic Capital and the stockholders of First Security in connection with the proposed merger. Information about the directors and executive officers of Atlantic Capital will be included in the joint proxy statement/prospectus for the proposed transaction. Information about the directors and executive officers of First Security is included in the proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 29, 2015. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction is included in the joint proxy statement/prospectus (or will be included in amendments or supplements thereto) and the other relevant documents filed with the SEC when they become available.
Proprietary & Confidential

Overview Atlantic Capital
Organized in 2007 with initial equity capital raise of $125 million
Approximately 400 shareholders; 50% individual, 50% institutional
BankCap Partners 28%
Stone Point Capital 8%
Goldman Sachs 8%
Insider ownership 16%
Targeting:
Small to mid-sized enterprises; there are approximately 4,000 companies between $5mm-$250mm in Atlanta MSA
Highly-select group of institutional caliber commercial real estate developers and investors
Principals of our commercial clients, professionals and their practices, and other affluent families
Business Mix
6%
36%
58%
as of 6/30/2015
Corporate Banking
Commercial Real Estate
Private Banking
Proprietary & Confidential

Investment Highlights Atlantic Capital
Organic Growth
Story in Desirable Market
Opened in 2007 to serve middle market in Southeast US
Organically grew to $1.4 billion in assets despite severe market headwinds
Ranked #7 in 2014 Deposit Market Share in the City of Atlanta Well positioned to capitalize on Atlanta market recovery and higher interest rates
Supplemented by recently announced strategic acquisition of FSGI
Accomplished Management Team
Bankers average over 25 years experience
Led by Douglas Williams, former senior Corporate Banking, Capital Markets and Credit Executive at Wachovia
Attractive Business Mix
Focused on middle market commercial, emerging growth companies and high net worth clients
58% Corporate Banking, 36% CRE, 6% Private Banking
Strong Growth Prospects
Initiatives in place to maintain robust top line growth
Operating model will produce enhanced efficiencies going forward
Disciplined Risk Management
Consistently superb asset quality
NPAs/assets have averaged 0.43% since inception
Proprietary & Confidential

Balanced Business Mix Atlantic Capital
Attractive and diversified loan portfolio
Credit quality consistently among the best in banking
No non-performing loans
Diversified, stable and low all-in cost deposit channels
Deposits sourced through direct customer relationships with businesses, private banking customers, and financial institutions
Continued opportunity for deposit costs to decline in a flat rate environment and to significantly lag in periods of rising rates
Proprietary & Confidential

Q2 2015 Financial Highlights Atlantic Capital
$1,058
$1,103
$1,373
Loans
Deposits
Assets
Mortgage Warehouse Loans
$s in millions
$12.6MM
Revenue
$2.9MM
Net Income
$3.0MM
Non-interest Income
$4.8MM
Pretax pre-provision earnings
Net income was $2.9 million, or $0.21 per share
Revenue increased 39% since Q2 2014
Total loans were up $58 million from the same period last year (excluding Mortgage Warehouse)
In the first six months of the year, $177 million in new commitments were generated; $79 million of those were in the Corporate Bank
Deposits were $110 million higher than the same period last year
Proprietary & Confidential

Atlantic Capital Strategy Atlantic Capital
Become a premier southeastern business and private banking company
Accelerated Organic Growth
Investing in people and capabilities to accelerate organic growth and build profitability
Results are evidence of meaningful progress
Interest rate risk position enhances earning leverage
Mergers & Acquisitions
Announced merger with First Security Group on March 25
Continuing to build dialogue with several prospective strategic partners in Atlanta and across the Southeast
Patient and disciplined approach; shareholder perspective
Proprietary & Confidential

Atlantic Capital/First Security Merger Snapshot Atlantic Capital
Corporate Overview
Financial Scale
Business Strengths
Atlantic Capital
Headquartered in Atlanta, GA
Privately held
Single office location
Corporate and private banking
Atlanta focus
$1.4 billion in assets
$1.1 billion in deposits
$1.1 billion in total loans
Middle market corporate banking
Commercial real estate finance
SBA / Franchise lending
Private banking
Treasury services
First Security Group
Headquartered in Chattanooga, TN
NASDAQ listed (FSGI)
25 offices
Small business and retail banking
Chattanooga and Knoxville focus
$1.1 billion in assets
$922 million in deposits
$764 million total loans
Small business lending
Credit tenant loans
Mortgage banking
Trust and wealth management
Retail deposit channel
Combined(1)
Atlantic Capital
Headquartered in Atlanta, GA
Seeking NASDAQ listing (ACBI)
26 offices (prior to potential consolidations / sales)
Expanded footprint along I-75
$2.6 billion in assets
$2.0 billion in deposits
$1.8 billion total loans
$283 million in equity
Broad commercial platform
Significant fee income businesses
Diversified funding mix
Financial information as of June 30, 2015
(1)See pro forma balance sheet as of June 30, 2015 Form S-4/A filed August 26, 2015
Proprietary & Confidential

Attractive Market Demographics Atlantic Capital
Creates a leading middle market commercial bank operating along the I-75 corridor
Atlantic Capital
First Security
Atlanta-Sandy Springs-Roswell, GA MSA
Total Population 2014: Approximately 5.6 million
2014-2019E Population Growth: 6.4% projected
Median HH Income 2014: $52,533
Total Deposits in Market: Approximately $130 billion
Chattanooga, TN-GA MSA
Total Population 2014: Approximately 544 thousand
2014-2019E Population Growth: 4.0% projected
Median HH Income 2014: $41,704
Total Deposits in Market: Approximately $8.5 billion
Knoxville, TN MSA
Total Population 2014: Approximately 855 thousand
2014-2019E Population Growth: 3.1% projected
Median HH Income 2014: $44,405
Total Deposits in Market: Approximately $14.7 billion
Source: Nielsen, SNL Financial
Proprietary & Confidential

Atlantic Capital/First Security Merger Rationale Atlantic Capital
Efficient Access to Public Market Liquidity and Value
NASDAQ listing expected
Prospective market capitalization greater than $300MM
Significant new capital including DTA, equity private placement at premium to TBV, and subordinated notes
More diverse shareholder base
Expanded Southeast Regional Footprint
26 offices providing core funding along commercially attractive I-75 corridor
Atlanta: High density of small businesses and commercial enterprises
Chattanooga/Knoxville: Diversified manufacturing and service economies
Complementary Business Strengths
Atlantic Capital’s Strengths: C&I, CRE and Private Banking; Corporate Treasury and Private Banking Deposits
First Security’s Strengths: Small Business and Specialty Commercial Lending; Small Business and Retail Deposit Channel
Merger plan ensures management continuity with local market presence and significant domain expertise
Compelling Financial Opportunity
Enhances both banks’ business plans to expand and diversify revenue opportunities
Significant cost saving and revenue enhancement opportunities provide basis for substantial EPS accretion
Retains a significant portion of FSGI NOLs
Strong regulatory capital ratios
Sustains robust loan origination trends and opportunities in all markets
Superior credit quality profile limits balance sheet risk
Complementary interest rate risk positions
Proprietary & Confidential

Summary of Transaction Terms Atlantic Capital
Transaction
Atlantic Capital Bancshares, Inc. (“ACBI”) merger with First Security Group, Inc. (“FSGI”)
Holding Company Merger
FSGI to merge with and into ACBI to create Atlantic Capital Bancshares, Inc.
Bank Merger
Atlantic Capital Bank to merge with and into FSGBank N.A.
Transaction Value
Approximately $159 million in the aggregate, including value of options attributable to FSGI
Consideration Mix
65-70% common stock / 35-30% cash;
FSGI shareholders may elect stock based on a fixed exchange ratio of 0.188 shares of ACBI common stock for each FSGI share or cash equal to $2.35 per share, or any combination thereof (ACBI has filed a preliminary registration / joint proxy statement with the SEC and applied for a NASDAQ listing to be effective concurrent with the closing of the transaction)
Source of Financing
$25 million common equity private placement at $12.60 per ACBI share from funds managed by Stone Point Capital LLC
Remaining proceeds to come from cash and alternative sources of debt financing
Treatment of Options
Existing FSGI options to be exchanged for ACBI options
Pro Forma Ownership
Based on 30% cash:
ACBI – 63.8%*
FSGI – 36.2%
*BankCap 15.6%; Stone Point 12.8%; Goldman 4.6%
*Stone Point’s pro forma ownership includes 1.125 million shares currently owned plus 1.984 million shares to be issued
Proprietary & Confidential

Merger Priorities Atlantic Capital
Complete Integration and Realize Cost Savings and Revenue Synergies
Integrate operating platforms and product capabilities
Divest non-strategic offices in east Tennessee; leverage combined technology and product capabilities for greater efficiency and better service
Add middle market corporate banking effort in east Tennessee
Begin focused small business effort in Atlanta with limited office footprint
Expand mortgage and trust/wealth management effort to Atlanta
Integrate Organizations with Common Culture
Articulate corporate mission, values, and cultural aspirations
Choose leaders committed to our mission who demonstrate our values and reach for our aspirations
Use our talent appropriately and efficiently to build an organization which encourages people to grow and perform at a high level
Focus on Key Business Combination Opportunities
Middle market treasury management opportunities in Tennessee markets
Small business, wealth management and mortgage in Atlanta
Achieved Performance Targets
1.0% ROAA within 24-36 months
10.0% –12.0% ROATCE within 24-36 months
Proprietary & Confidential

Pro Forma Financial Results Atlantic Capital
Key Merger Assumptions
Earnings estimates based on combined management discussions
Cost savings estimated to equal approximately 15% of FSGI’s non-interest expense base
Approximately 55% realized in 2016
One-time merger-related expenses of approximately $10 million (6.4% of total transaction value)
Credit and interest rate marks estimated to total approximately $3.0 million net of $9.6 million reserve
Deferred tax asset preservation currently estimated to total $46.4 million(1)
New common issued (ACBI) $12.60 per share
Subordinated debt issued by ACBI up to $50 million
Revenue synergies and additional cost savings identified but not incorporated
Projected closing date early 4th Quarter 2015
Estimated Pro Forma Financial Results(2)
Prior 2016 EPS guidance of $0.95 to $1.10 was based on 23 million shares outstanding, Q1 2015 earnings projections, and then current interest rate forecasts
2016 budget planning will reflect earnings projections updated for YTD 2015 results and outlook, new cost savings and revenue enhancement opportunities, and current interest rate forecasts
Estimated BV/TBV at close approximately $11.66/$10.48 per share, respectively
Pro Forma capital ratios – consolidated
CET 1/Tier 1 Risk Based Capital 9.14%
Total Risk Based Capital 11.83%
Leverage Ratio 8.45%
Pro Forma capital ratios – bank
CET 1/Tier 1 Risk Based Capital 10.06%
Total Risk Based Capital 10.58%
Leverage Ratio 9.31%
Pro Forma shares outstanding – approximately 24 million (versus 23 million estimated shares in merger presentation)
(1)Based on the highest IRS published applicable tax exempt rate as of June 2015 of 2.50%. The value of the deferred tax asset is subject to future potential adjustments.
(2)Based on consideration mix of minimum cash (30% cash and 70% equity).
Proprietary & Confidential

APPENDIX
Atlantic Capital

Management Biographies Atlantic Capital
Name and Title
Age
Experience
Walter M. “Sonny” Deriso, Jr.
Chairman (Non-Executive)
69
• Retired Vice Chairman of Synovus Financial Corp. in Columbus, Georgia.
• Former President of Security Bank and Trust Company of Albany, a Synovus bank
• Former Partner in the law firm of Divine, Wilkin, Deriso, Raulerson & Fields
• Former Chairman of the Georgia Bankers Association
• Current Member of the Board of Trustees of Emory University, member of the Board of Directors of Post Properties, Chairman of the Board of the Georgia Regional Transportation Authority (GRTA), Chairman of The Foundation of the Methodist Children’s Home of the South Georgia Conference and member of the Board of Directors of the Georgia Chamber of Commerce
Douglas Williams
Chief Executive Officer
57
• Chief Executive Officer of Atlantic Capital since its inception
• Former Managing Director and Head of Wachovia Corporation’s International Corporate Finance Group
• Held numerous roles within Wachovia, including Executive Vice President and Head of the Global Corporate Banking Division; Chief Risk Officer for all corporate, institutional, and wholesale banking activities; Executive Vice President and Co-Head of Wachovia’s Capital Markets Division and Executive Vice President and Head of Wachovia’s US Corporate Banking Division
• Chairman of the Community Depository Institutions Advisory Council (CDIAC) of the Federal Reserve Bank of Atlanta and its representative to the CDIAC of the Federal Reserve Board of Governors
• Serves on the Boards of the Metro Atlanta Chamber of Commerce, the Georgia Chamber of Commerce, and the YMCA of Metropolitan Atlanta and the High Museum of Art and is a Member of the Buckhead Coalition
Michael Kramer
President,
Chief Operating Officer
57
• Chief Executive Officer and President of First Security since December and Chief Executive Officer of FSGBank since 2011
• Former Managing Director of Ridley Capital Group
• Former Director, Chief Executive Officer and President of Ohio Legacy Corporation
• Former Chief Operating Officer and Chief Technology Officer of Integra Bank Corporation
• Serves on the Boards of Chattanooga Chamber of Commerce, Chattanooga United Way, The Tennessee Bankers Association and the Chattanooga Young Life Committee
Proprietary & Confidential

Attractive Deposit Mix Atlantic Capital
Atlantic Capital
MMDAs & Savings 49%
Time 2%
Brokered 9%
Trans 40%
$ in thousands
Amount % of Total
Transactional $444,845 40%
MMDAs & Savings 545,634 49
Time 16,597 2
Brokered 96,230 9
Total $1,103,306 100%
Cost of Deposits 0.28%
2 yr Core Deposit CAGR 9%
First Security
Time 29%
Brokered 12%
Trans 30%
MMDAs & Savings 29%
$ in thousands
Amount % of Total
Transactional $281,585 30%
MMDAs & Savings 268,901 29
Time 263,496 29
Brokered 107,704 12
Total $921,686 100%
Cost of Deposits 0.45%
2 yr Core Deposit CAGR 2%
Combined
MMDAs & Savings 40%
Time 14%
Brokered 10%
Trans 36%
$ in thousands
Amount % of Total
Transactional $726,430 36%
MMDAs & Savings 814,535 40
Time 280,093 14
Brokered 203,934 10
Total $2,024,992 100%
Cost of Deposits 0.36%
2 yr Core Deposit CAGR 4%
Note: Data as of June 30, 2015
Source: Management
Proprietary & Confidential

Diversified Loan Mix Atlantic Capital
Atlantic Capital
C&I 35%
C&D 9%
Consumer & Other 12%
1-4 Family 3%
Multifamily 5%
Comm RE 18%
Owner Occupied 18%
$ in thousands Amount % of Total
1-4 Family $32,733 3%
Multifamily 58,081 5
Comm RE 188,620 18
Owner Occupied 186,021 18
C&I 369,119 35
C&D 90,039 9
Consumer & Other 133,843 12
Total $1,058,456 100%
Portfolio Yield 3.68%
NPAs/Assets* 0.00%
2yr CAGR 14%
First Security
Owner Occupied 20%
C&I 6%
C&D 13%
Consumer & Other 3%
1-4 Family 23%
Multifamily 2%
Comm RE 33%
$ in thousands Amount % of Total
1-4 Family $187,552 23%
Multifamily 17,559 2
Comm RE 264,087 33
Owner Occupied 159,150 20
C&I 47,197 6
C&D 99,916 13
Consumer & Other 25,057 3
Total $800,518 100%
Portfolio Yield 4.43%
NPAs/Assets 1.15%
2yr CAGR 19%
Combined
C&I 22%
C&D 10%
Consumer & Other 9%
1-4 Family 12%
Multifamily 4%
Comm RE 24%
Owner Occupied 19%
$ in thousands Amount % of Total
1-4 Family $220,285 12%
Multifamily 75,640 4
Comm RE 452,707 24
Owner Occupied 345,171 19
C&I 416,316 22
C&D 189,955 10
Consumer & Other 158,900 9
Total $1,858,974 100%
Portfolio Yield 4.00%
NPAs/Assets 0.76%
2yr CAGR 17%
Note: Data as of June 30, 2015; loans include held for sale
Source: Management
*excludes performing TDRs
Proprietary & Confidential

ACBI Historical Balance Sheet

Atlantic Capital

	2007	2008	2009	2010	2011	2012	2013	2014	2015Q2
Total cash & interest bearing deposits	$ 15,637	$ 37,769	$ 9,968	$ 83,746	$ 158,484	$ 197,841	$ 200,098	$ 48,627	$ 77,894
Total securities AFS	19,026	71,839	90,244	91,241	125,361	127,751	145,743	133,437	140,716
Other short-term investments	38,852	18	-	3,995	9,295	25,515	25,060	45,623	49,565
Loans HFS	-	-	-	-	-	64,353	-	-	1,768
Total Loans HFI	91,211	400,385	584,129	652,577	700,562	746,392	817,002	1,039,713	1,056,688
Total allowance for loan losses	(1,459)	(5,605)	(10,528)	(11,929)	(9,731)	(10,736)	(10,815)	(11,421)	(11,985)
Net loans held for investment	89,752	394,780	573,601	640,648	690,831	735,656	806,187	1,028,292	1,044,703
Premises & equipment	4,768	4,276	3,574	2,966	2,593	3,956	4,340	3,612	3,345
OREO	-	-	1,779	1,775	1,775	1,531	1,531	1,531	27
SBA servicing asset	-	-	-	-	-	32	36	782	1,055
Other assets	1,418	4,648	9,135	18,000	32,689	45,887	46,397	52,955	54,194
Total Assets	$ 169,453	$ 513,330	$ 688,301	$ 842,371	$ 1,021,028	$ 1,202,522	$ 1,229,392	$ 1,314,859	$ 1,373,267
Total deposits	52,925	345,782	491,846	690,861	874,379	1,025,811	1,081,153	1,105,845	1,103,061
Total borrowed money	-	57,982	87,716	27,470	17,912	37,634	7,837	56,517	115,349
Other liabilities	3,555	3,600	3,466	5,524	8,164	10,993	9,167	11,568	8,372
Total liabilities	56,480	407,364	583,028	723,855	900,455	1,074,438	1,098,157	1,173,930	1,226,782
Common stock	12,533	12,533	13,261	13,261	13,261	13,384	13,438	13,497	13,662
APIC	110,705	112,252	119,315	119,950	120,523	121,383	122,233	122,838	124,272
Retained earnings	(10,351)	(18,399)	(27,860)	(15,821)	(14,130)	(8,199)	(3,056)	4,460	9,076
Accumulated Oth Comp Inc	87	(419)	558	1,127	937	1,550	(1,266)	609	657
Treasury stock	(1)	(1)	(1)	(1)	(18)	(34)	(114)	(475)	(1,182)
Total Equity	112,973	105,966	105,273	118,516	120,573	128,084	131,235	140,929	146,485
Total Liabilities and Equity	$ 169,453	$ 513,330	$ 688,301	$ 842,371	$ 1,021,028	$ 1,202,522	$ 1,229,392	$ 1,314,859	$ 1,373,267
TCE / TA	66.7%	20.6%	15.3%	14.1%	11.8%	10.6%	10.7%	10.7%	10.6%
Tier 1 leverage capital ratio	67.7%	24.9%	14.9%	14.7%	13.1%	11.4%	11.9%	10.7%	10.4%
Tier 1 risk based capital ratio	85.6%	21.5%	15.3%	15.4%	14.0%	12.8%	12.8%	11.0%	10.4%
Total risk based capital ratio	86.7%	22.6%	16.6%	16.7%	15.2%	13.9%	13.8%	11.9%	11.3%

Proprietary & Confidential 19

ACBI Historical Income Statement Atlantic Capital
2007 2008 2009 2010 2011 2012 2013 2014 2015 YTD
Interest income $4,728 $15,169 $23,292 $28,213 $29,682 $30,933 $32,537 $36,542 $20,393
Interest expense 612 4,997 5,768 5,992 4,991 4,196 3,615 3,449 1,791
Net interest income 4,116 10,172 17,524 22,221 24,691 26,737 28,922 33,093 18,602
Provision for loan losses 1,459 4,146 10,087 2,813 7,144 (1,322) 246 488 549
Non-interest income 521 210 477 1,365 2,237 2,861 3,708 5,283 4,210
Total realized gains —   —   —   214 560 27 167 59 —
Non-interest expense 11,534 14,284 17,375 17,556 17,643 21,768 24,893 26,574 15,023
Income (loss) before income tax (8,356) (8,048) (9,461) 3,431 2,701 9,179 7,658 11,373 7,240
Income tax expense (benefit) —   —   —   (8,607) 1,009 3,248 2,515 3,857 2,624
Net income (loss) $(8,356) $(8,048) $(9,461) $12,038 $1,692 $5,931 $5,143 $7,516 $4,616
Key ratios
ROAA -9.29% -2.69% -1.52% 1.57% 0.20% 0.58% 0.46% 0.60% 0.68%
ROAE -11.14% -7.37% -8.89% 11.09% 1.40% 4.79% 3.96% 5.46% 6.43%
NIM 4.85% 3.46% 2.83% 2.93% 2.99% 2.75% 2.75% 2.85% 2.89%
Efficiency Ratio 248.71% 137.59% 96.52% 73.76% 64.18% 73.48% 75.90% 69.14% 65.41%
Non-interest expense / average assets 12.82% 4.77% 2.79% 2.29% 2.06% 2.12% 2.23% 2.18% 2.20%
Proprietary & Confidential 20

Pro Forma Comparable Group Analysis – Southeast

Atlantic Capital

Financial data as of or for the twelve months ended June 30, 2015
Market data as of July 21, 2015
Selected Major Exchange Southeast Banks with Total Assets $2.0 Billion - $5.0 Billion; NPAs / Assets < 2.0%

			Market Information					Balance Sheet					LTM Profitability				Asset Quality	
				Price /														
Company	City, St.	Ticker	Market Cap. ($mm)	% of 52-wk high (%)	BV (%)	TBV (%)	2016E EPS (x)	Total Assets ($mm)	Loans / Deposits (%)	TCE / TA (%)	Tier 1 Lev. Ratio (%)	Total RBC Ratio (%)	ROAA (%)	ROAE (%)	NIM (%)	Eff. Ratio (%)	NPAs / Assets (2) (%)	LLR / Loans (%)
ServisFirst Bancshares Inc.	Birmingham, AL	SFBS	1,001	96.9	242	253	14.5	4,493	103.6	8.9	9.9	12.0	1.4	13.6	3.7	39.1	0.56	1.03
Yadkin Financial Corporation (1)	Raleigh, NC	YDKN	706	98.8	131	190	13.2	4,267	90.8	9.1	9.6	12.3	0.8	6.3	4.4	60.7	0.84	0.28
BNC Bancorp (1)	High Point, NC	BNCN	790	98.0	170	215	12.2	4,173	89.4	7.7	8.4	12.1	0.8	9.0	4.5	58.6	1.50	0.92
CenterState Banks (1)	Davenport, FL	CSFL	632	97.7	136	170	14.7	3,889	78.3	9.8	10.2	15.8	0.6	5.0	4.4	70.1	1.18	0.85
City Holding Co. (1)	Charleston, WV	CHCO	771	97.0	190	231	15.3	3,553	89.4	9.6	10.2	15.6	1.7	14.3	3.9	53.8	1.31	0.77
State Bank Finl Corp. (1)	Atlanta, GA	STBZ	797	97.2	151	163	17.7	3,352	72.0	14.8	15.0	20.7	1.3	7.6	5.4	60.5	0.17	1.47
Seacoast Banking Corp. of FL (1)	Stuart, FL	SBCF	537	96.5	162	180	17.3	3,232	71.1	9.0	10.0	15.6	0.3	3.3	3.4	76.7	1.67	0.95
Fidelity Southern Corp.	Atlanta, GA	LION	408	97.9	143	145	11.8	3,375	91.4	8.5	9.8	13.7	1.3	14.8	3.4	70.0	1.67	0.81
NewBridge Bancorp (1)	Greensboro, NC	NBBC	339	94.6	135	153	12.7	2,735	96.1	8.2	9.1	12.0	0.6	6.2	3.7	66.5	0.42	1.12
First Community Bancshares Inc (1)	Bluefield, VA	FCBC	348	97.7	100	144	13.0	2,586	83.9	9.7	10.2	16.7	1.0	7.4	4.0	63.8	1.23	1.21
Park Sterling Corporation (1)	Charlotte, NC	PSTB	330	94.0	118	137	14.4	2,398	85.7	10.1	11.0	15.6	0.6	4.8	3.9	74.9	0.74	0.53
Stonegate Bank	Pompano Beach, FL	SGBK	389	99.6	146	188	14.5	2,272	91.0	9.4	9.9	11.8	1.0	8.5	4.0	54.3	0.67	0.98
High			1,001	99.6	242	253	17.7	4,493	103.6	14.8	15.0	20.7	1.7	14.8	5.4	76.7	1.67	1.47
Low			330	94.0	100	137	11.8	2,272	71.1	7.7	8.4	11.8	0.3	3.3	3.4	39.1	0.17	0.28
Mean			587	97.1	152	181	14.3	3,360	86.9	9.6	10.3	14.5	0.9	8.4	4.1	62.4	1.00	0.91
Median			585	97.4	144	175	14.4	3,363	89.4	9.2	10.0	14.6	0.9	7.5	4.0	62.2	1.01	0.93

(1) Financial data as of or for the twelve months ended March 31, 2015
(2) NPAs/Assets = (nonaccrual loans + TDR + OREO)/total assets
Source: SNL Financial

Proprietary & Confidential 21

Interest Rate Sensitivity Atlantic Capital
Interest Rate Scenario
FSG % Change from Actual
Actual 0.0%
UP 100 bps 6.1%
UP 200 12.5%
UP 300 18.9%
ACB % Change from Actual
Actual 0.0%
UP 100 bps 8.8%
UP 200 18.4%
UP 300 29.9%
Combined % Change from Actual
Actual 0.0%
UP 100 bps 7.5%
UP 200 15.6%
UP 300 24.5%
Asset Sensitivity
FSG
Total Loans $800.5
Fixed 64%
Variable 14%
Adjustable 22%
100%
ACB
Total Loans $1,058.5
Fixed 13%
Variable 87%
Adjustable 0%
100%
Combined
Total Loans $1,859.0
Fixed 35%
Variable 56%
Adjustable 9%
100%
Note: $s in millions
Source: Based on First Security and Atlantic Capital income sensitivity analysis as of June 30, 2015. An income sensitivity analysis is model driven, and based upon a number of material assumptions, including interest rate levels, the shape of the yield curve, and customer preferences and behaviors in light of changing rates. The model also assumes no growth and no change in asset mix. Actual results are likely to differ, potentially materially. In analyzing the income sensitivity analysis, you should review the Forward-Looking Statements disclaimer at the beginning of this presentation in its entirety.
Proprietary & Confidential